                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____)*

                       Therapeutic Discovery Corporation
                       ---------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                           ------------------------------
                         (Title of Class of Securities)

                                  883376 10 5
                                  -----------
                                  CUSIP Number


                             Carol A. Gamble, Esq.
                                ALZA Corporation
                       950 Page Mill Road, P.O. Box 10950
                        Palo Alto, California 94303-0802
                                 (415) 496-8143

                                With a copy to:

                             Sarah A. O'Dowd, Esq.
                       Heller, Ehrman, White & McAuliffe
                             525 University Avenue
                          Palo Alto, California 94301
                                (415) 324-7045
                     -------------------------------------
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                                 June 11, 1993
                         -----------------------------
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box:   [ ]

Check the following box if a fee is being paid with this statement:          [X]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See (Rule 13d-7.)

                              (Page 1 of 27 pages)

CUSIP No. 883376 10 5               13D

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 2 of 27 pages)

-----------------------                                  ---------------------
  CUSIP NO. 883376                   13D                 PAGE 3 OF 27 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ALZA Corporation
      I.R.S. Identification No. 77-0142070

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------

4     SOURCE OF FUNDS*: 00

------------------------------------------------------------------------------

5     [_] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,733,577 Shares of Class A Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,733,577 Shares of Class A Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      7,733,577 Shares of Class A Common Stock (See Response to Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12   [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      100.0% (See response to Item 3)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!



                              (Page 3 of 27 pages)

CUSIP No. 883376 10 5               13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to shares of Class A Common Stock, $.01 par value per share (the "Shares") of Therapeutic Discovery Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1290 Page Mill Road, P.O. Box 10051, Palo Alto, CA 94303-0860.

          The reporting person, ALZA Corporation, is filing this Statement on
Schedule 13D because it holds, pursuant to the Issuer's Restated Certificate of Incorporation (the "Restated Certificate") filed as Exhibit 7.2, an option (the "Purchase Option") to acquire all of the outstanding Shares on the terms and subject to the conditions set forth in the Restated Certificate.

Item 2.   Identity and Background.
          -----------------------

          (i) The following information is given with respect to the reporting person, ALZA Corporation ("ALZA");

               State of Organization:  Delaware
               ---------------------
               Principal Business:  Development of pharmaceutical
               ------------------
                    products based on controlled drug delivery technology
               Principal Executive Office Address:
               ----------------------------------
                    950 Page Mill Road
                    P.O. Box 10950
                    Palo Alto, CA   94303-0802
               Criminal Convictions During Preceding Five Years:
               ------------------------------------------------
                    None
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:    None
               --------------------------------

          (ii) The following information is given with respect to the executive officers and directors of ALZA;

               (a) Dr. Alejandro Zaffaroni, Director and Co-Chairman Business Address:
                    ----------------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, CA  94303-0802
                    Principal Occupation:
                    --------------------
                         Co-Chairman of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  Uruguay
                    -----------

                              (Page 4 of 27 pages)

CUSIP No. 883376 10 5               13D

               (b) Martin S. Gerstel, Director, Co-Chairman and Chief Executive Officer
                    Business Address:
                    ----------------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, CA 94303-0802
                    Principal Occupation:
                    --------------------
                         Co-Chairman and Chief Executive Officer of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (c)  William G. Davis, Director
                    Residence Address:
                    -----------------
                         3532 Bay Road, South Drive
                         Indianapolis, Indiana  46240
                    Principal Occupation:
                    --------------------
                         President (Retired), Medical Instruments Systems Division, Eli Lilly and Company, a pharmaceutical company
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (d)  Robert J. Glaser, M.D., Director
                    Business Address:
                    ----------------
                         525 Middlefield Road, #130
                         Menlo Park, California  94025
                    Principal Occupation:
                    --------------------
                         Director for Medical Science and Trustee, Lucille P. Markey Charitable Trust
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

                              (Page 5 of 27 pages)

CUSIP No. 883376 10 5               13D

               (e)  Dean O. Morton, Director
                    Business Address:
                    ----------------
                         3000 Hanover
                         Mail Stop 20BX
                         Palo Alto, California  94304
                    Principal Occupation:
                    --------------------
                         Executive Vice President and Chief Operating Officer (Retired), Hewlett-Packard Corporation, an electronics company
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (f)  Rudolf A. Peterson, Director
                    Business Address:
                    ----------------
                         Bank of America, N.T. & S.A.
                         555 California Street, Suite 500
                         San Francisco, California  94104
                    Principal Occupation:
                    --------------------
                         President (Retired) Bank of America, N.T. & S.A.; Administrator (Retired) United Nations Development Programme
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (g) Dr. Jane E. Shaw, Director, President and Chief Operating Officer
                    Business Address:
                    ----------------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, California  94303-0802
                    Principal Occupation:
                    --------------------
                         President and Chief Operating Officer of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United Kingdom
                    -----------

                              (Page 6 of 27 pages)

CUSIP No. 883376 10 5               13D

               (h)  Isaac Stein, Director
                    Business Address:
                    ----------------
                         525 University Avenue, Suite 415
                         Palo Alto, California  94301-1908
                    Principal Occupation:
                    --------------------
                         President, Waverley Associates, Inc., a private investment company
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (i)  Julian N. Stern, Director and Secretary
                    Business Address:
                    ----------------
                         525 University Avenue, Suite 1100
                         Palo Alto, California  94301-1908
                    Principal Occupation:
                    --------------------
                         Partner, Heller, Ehrman, White & McAuliffe, a law firm
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (j) Dr. Felix Theeuwes, Executive Vice President, Research and Development and Chief Scientist
                    Business Address:
                    ----------------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, California  94303-0802
                    Principal Occupation:
                    --------------------
                         Senior Vice President, Research and Development and Chief Scientist of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  Belgium
                    -----------

                              (Page 7 of 27 pages)

CUSIP No. 883376 10 5               13D

               (k) Dr. Gary V. Fulscher, Vice President, Administration Business Address:
                    ----------------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, California 94303-0802
                    Principal Occupation:
                    --------------------
                         Vice President, Administration of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (l)  Adrian M. Gerber, Executive Vice President
                    Business Address:
                    ----------------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, California 94303-0802
                    Principal Occupation:
                    --------------------
                         Executive Vice President of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (m) David R. Hoffmann, Vice President, Finance and Treasurer Business Address:
                    ----------------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, California 94303-0802
                    Principal Occupation:
                    --------------------
                         Vice President, Finance and Treasurer of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

                              (Page 8 of 27 pages)

CUSIP No. 883376 10 5               13D

               (n)  Gary S. Lyman, Vice President, Manufacturing Business
                                                                 --------
                    Address:
                    -------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, California 94303-0802
                    Principal Occupation:
                    --------------------
                         Vice President, Manufacturing of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

               (o)  Edward L. Mandell, Vice President, Legal
                    Business Address:
                    ----------------
                         950 Page Mill Road
                         P.O. Box 10950
                         Palo Alto, California 94303-0802
                    Principal Occupation:
                    --------------------
                         Vice President, Legal of ALZA
                    Criminal Convictions During Preceding Five Years:  None
                    ------------------------------------------------
                    Judgments, Decrees or Orders Under Federal or State
                    ---------------------------------------------------
                    Securities Laws During Preceding Five Years:  None
                    -------------------------------------------
                    Citizenship:  United States
                    -----------

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Purchase Option was granted to ALZA pursuant to, and is set forth in, the Restated Certificate. The Shares were issued by the Issuer to ALZA and distributed by ALZA, subject to the Purchase Option, on June 11, 1993 as a dividend to holders of record of ALZA's Common Stock on May 28, 1993 (the "Distribution"). Prior to the Distribution, ALZA made a capital contribution (from its own funds) to TDC of $250 million. The terms of the Distribution and Purchase Option are set forth in ALZA's Information Statement dated March 10, 1993 and filed as Exhibit 7.1. Each holder of Shares acquired such Shares subject to the terms of the Purchase Option.

Item 4.   Purpose of Transaction.
          ----------------------

          ALZA's present plans with respect to the Issuer have been outlined in the Information Statement filed as Exhibit 7.1. Except as described in the Information Statement, ALZA and, to the best knowledge of ALZA, the directors and officers of ALZA, have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, ALZA reserves the right to develop such plans or proposals.

                              (Page 9 of 27 pages)

CUSIP No. 883376 10 5               13D

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Pursuant to the Purchase Option, ALZA has the right to acquire 7,733,577 Shares, constituting 100% of the issued and outstanding shares of capital stock of the Issuer held by persons other than ALZA. If the Purchase Option is exercised, ALZA will have the sole power to vote and to dispose or direct the disposition of the Shares beneficially owned by it. ALZA is the holder of 100 shares of Class B Common Stock of the Issuer (representing 100% of such class), which shares are not publicly traded. Other than the Distribution itself, there have been no transactions in the Shares by ALZA during the past 60 days.

          The following are the only executive officers and directors of ALZA known to ALZA to beneficially own Shares:

          Name               Number of Shares           Nature of Ownership
-------------------------  --------------------  -------------------------------

William G. Davis                      200        sole voting, sole disposition
Dr. Gary V. Fulscher                9,182(1)     sole voting, sole disposition
Martin S. Gerstel                  17,321(1)(2)  sole voting, sole disposition
Dr. Robert J. Glaser                1,088        sole voting, sole disposition
David R. Hoffmann                   3,344(1)     sole voting, sole disposition
Gary S. Lyman                       2,793(1)     sole voting, sole disposition
Edward L. Mandell                   9,562(1)     sole voting, sole disposition
Dean O. Morton                      1,000(1)     sole voting, sole disposition
Rudolph A. Peterson                 2,359        sole voting, sole disposition
Dr. Jane E. Shaw                   14,522(1)(3)  sole voting, sole disposition
Isaac Stein                         1,160        sole voting, sole disposition
Julian N. Stern                     9,393(4)     sole voting, sole disposition
Dr. Felix Theeuwes                 17,476(1)(5)  sole voting, sole disposition
Dr. Alejandro Zaffaroni            95,594(6)     shared voting, shared
                                                  disposition

______________________________________

(1)  Includes shares held by an employee benefit plan trust.

(2)  Excludes 1,090 shares held as trustee for benefit of an unrelated person.

(3) Excludes 395 share held in trust for the benefit of a family member and 3,803 shares held by Ms. Shaw's spouse.

(4)  Excludes 621 shares held as trustee for the benefit of an unrelated party.

(5)  Excludes 80 shares held by a family member.

(6) Includes 4,906 shares held by a partnership in which Dr. Zaffaroni has an interest.

To the best knowledge of ALZA, all of the above persons acquired Shares in the Distribution, and there have been no transactions in the Shares by the above persons during the past 60 days.

                             (Page 10 of 27 pages)

CUSIP No. 883376 10 5               13D

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          For a description of the Purchase Option see the Information
Statement.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 7.1 Information Statement of ALZA Corporation regarding Therapeutic Discovery
                       Corporation dated March 10, 1993
                       (incorporated by reference to Exhibit 4 to ALZA Corporation's Form 8-A Registration filed on April 2, 1993).

          Exhibit 7.2  Restated Certificate of Incorporation of
                       Therapeutic Discovery Corporation.

                             (Page 11 of 27 pages)

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              /s/ Martin S. Gerstel
                              ____________________________________________
                              Martin S. Gerstel
                              Co-Chairman and
                              Chief Executive Officer


                              Date:  June 17, 1993

                             (Page 12 of 27 pages)